4 1 NASD 0001079743 f#9igmhp Officer Internet Security Systems, Inc. 0001053148 58-
2362189 11/30/02 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL
OWNERSHIP [ ] Check this box if no longer subject to Section 16. Form 4 or Form
5
obligations may continue. 1. Name and Address of Reporting Person(s) Klaus, Christopher
6303 Barfield Rd Atlanta, GA 30328 2. Issuer Name and Ticker or Trading Symbol Internet
Security Systems, Inc. (ISSX) 3. I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary) 4. Statement for Month/Year 11/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X]
Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Secretary and
CTO 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One
Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1,3 and 7 through 11) -------------------------------------------------
1)Title of
Derivative
3)Trans- 7)Title and Amount 8)Price 9)Number of 10) 11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative
Securities D Beneficial Amount or
Security Beneficially or Ownership Number of Owned at I - Title
Shares End of Month Explanation of Responses:
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned -

---------------------- 1)Title of Security 2)Trans- 3.Trans- 4.Securities Acquired(A)
5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A
Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D
Price End of Month I
Common Stock 11/20/02 S 20,000
D $22.6900 4,429,400 D Direct
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1 through 6) ----------------------------------------------------------
--------------
------------------------------------------------------------ 1)Title of
Derivative 2)Conversion
3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date
Code or Disposed of
(D)
Derivative Security Code V A D Exercisable Expiration
-------------
--------------------------------------------------------------------------------
-------------

SIGNATURE OF REPORTING PERSON /S/ By: Sean Bowen P-O-A For: Christopher Klaus DATE 11/20/02